SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-8344
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Meridian Bioscience, Inc.
Savings and Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45241

Meridian Bioscience, Inc. Savings and Investment Plan
Financial Statements
As of December 31, 2005 and 2004 and for the year ended December 31, 2005
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held At End of Year)	10

Signature	11

Exhibits	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrator
Meridian Bioscience, Inc. Savings and Investment Plan
We have audited the accompanying statements of net assets available for plan benefits of Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The opinion expressed herein on the statement of net assets available for benefits as of December 31, 2004 is different from our previous report dated July 18, 2005. In that report, we included a disclaimer of opinion. As permitted by Department of Labor rules and regulations, we were instructed not to audit information certified by the Trustee. We have since performed the auditing procedures necessary to render an unqualified opinion on the statement of net assets available for benefits as of December 31, 2004.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Cincinnati, Ohio
June 23, 2006

Meridian Bioscience, Inc. Savings and Investment Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,

ASSETS	2005	2004

Investments:
Cash and cash equivalents	$—	$100
Common stock	32,797	—
Mutual funds	15,132,004	12,980,254
Common collective funds	910,931	698,135
Participant loans	284,464	304,969

Total investments	16,360,196	13,983,458

Contributions receivable — employee	31,750	27,966
Contributions receivable — employer	460,592	443,755
Other	20	12

	492,362	471,733

Employee contribution refunds payable	(33,372)	—

Net assets available for plan benefits	$16,819,186	$14,455,191

Meridian Bioscience, Inc. Savings and Investment Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the year ended December 31, 2005

Additions to net assets attributed to:
Employee contributions	$1,418,513
Employer contributions	935,324
Rollover contributions	64,231
Dividend and interest income	958,163
Net appreciation in fair value of investments	187,945

Total additions	3,564,176

Deductions to net assets attributed to:
Benefits paid	1,197,681
Administrative expenses	2,500

Total deductions	1,200,181

Net increase	2,363,995

Net assets available for plan benefits:
Beginning of year	14,455,191

End of year	$16,819,186

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF PLAN
The following description of the Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
1.	General
The Plan is a defined contribution plan covering all full-time employees of Meridian Bioscience, Inc. and certain of its domestic subsidiaries (the “Company”) who have met certain service requirements as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.
2.	Participation
Employees became eligible for participation in the Plan on their hire date.
3.	Trustee
Riggs & Co. Bank, N.A. (“Riggs”) was designated as the trustee of the Plan through January 31, 2004. Effective February 1, 2004, Meridian Bioscience, Inc. transferred recordkeeping and trustee duties to Merrill Lynch Trust Company, FSB (Merrill). Merrill invests and holds all contributions made to the Plan.
4.	Contributions
Eligible employees may contribute, on a pre-tax basis, an elective contribution of up to 100% of their annual earnings through salary deductions (“Deferred Contribution”), subject to the annual contribution limit of $14,000, as defined by the Internal Revenue Code. Participants over the age of 50 may contribute up to an additional $4,000. Participants may also contribute amounts representing distributions from other qualified plans. The Company makes matching contributions equal to 100% of the first 3% of each participant’s Deferred Contribution for employees who have met the eligibility requirements for such matching contributions. In addition, the Company makes, at its discretion, an employer profit sharing contribution. The Company elected to make profit sharing contributions of $447,742 and $430,065 for the 2005 and 2004 plan years, respectively.
5.	Participant Accounts
Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and the plan earnings thereon. Allocations of the Company’s profit sharing contributions are based on participants’ earnings and Plan earnings are allocated based on account balances, as defined.

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF PLAN (continued)
6.	Vesting
Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
7.	Participant Loans
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates ranged from 5.0% to 10.5% during the 2005 Plan year. Principal and interest is paid ratably through monthly payroll deductions.
8.	Payment of Benefits
Upon termination of services due to death, disability or retirement, a participant may elect to receive (a) an annuity; (b) installments payable in cash or in kind (rollover to another eligible fund), or part cash and part in kind over a period not to exceed participant’s life expectancy; or (c) a single lump sum payment in cash or in kind, or part in cash and part in kind. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Terminated participants with vested account balances greater than $5,000 may elect to leave their accounts in the Plan for an indefinite period of time.
9.	Expenses of the Plan
The Company pays certain expenses of the Plan and provides certain administrative services at no cost to the Plan. If not paid by the Company, administrative expenses become a liability of the Plan.
10.	Forfeitures
In the event a participant terminates employment prior to 100% vesting, the portion of employer contributions which is not vested is forfeited at that time. The forfeited amounts are used to reduce future employer contributions. At December 31, 2005 and 2004 there were $35,250 and $16,647, respectively, of forfeited nonvested accounts. During 2005, $27,233 was reallocated from forfeited nonvested accounts.

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF PLAN (continued)
11.	Investment Options
The Plan allows participants to elect how their contributions and the Company’s matching contributions will be directed among investment fund options based upon the individual investment objectives of the participants.
The common stock held by the plan is an investment directly in Meridian Bioscience, Inc. common stock.
NOTE B — SIGNIFICANT ACCOUNTING POLICIES
1.	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
2.	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.
3.	Investment Valuation and Income Recognition
Money market accounts are valued at cost which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges as of the end of the year. Participant loans are recorded as the unpaid principal balances of the individual loans.
Purchases and sales of investments are recorded on the trade date. Gains and losses on the sale of investments are calculated on the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized gains and losses on those investments.
4.	Payment of Benefits
Benefits are recorded when paid.

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)
5.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits.
NOTE C — INVESTMENTS
The following investments represent 5% or more of the Plan’s net assets:

	2005	2004

American Funds Washington Mutual Investors Fund	$3,278,966	$3,225,273
ML Value Opportunities Fund	2,881,675	2,571,600
ML Basic Value Fund	1,950,010	1,962,765
American Funds Euro Pacific Growth Fund	1,741,381	1,253,879
American Funds Bond Fund of America	1,214,395	1,234,649
Blackrock Small/Mid Cap Growth Fund	1,035,142	—
ML Fundamental Growth Fund	1,027,382	841,354
State Street Research Emerg Fund	—	816,082
ML Retirement Preservation Trust	910,931	698,135
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $187,945.
NOTE D — TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated April 30, 2002 stating that the Plan is qualified under the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
NOTE E — PRIORITIES UPON TERMINATION OF THE PLAN
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2005 and 2004
NOTE F — SUBSEQUENT EVENT
Meridian Bioscience, Inc. completed the acquisition of OEM Concepts, Inc. on January 31, 2005. On January 1, 2006, OEM Concepts, Inc.’s Savings and Investment Plan became part of the Meridian Bioscience, Inc. Savings and Investment Plan.
NOTE G — PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments held during the years ended December 31, 2005 and 2004 include shares of the Company’s common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in interest transactions. No fees were paid by the Plan in 2005 for investment management services.

SUPPLEMENTAL INFORMATION

SUPPLEMENTAL INFORMATION
Meridian Bioscience, Inc. Savings and Investment Plan
EIN 31-1125853 Plan No 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

(a)	(b)	(c)	(d)
		Description of investment
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	Par or maturity value	value
	American Funds Balanced Fund	Mutual fund	$225,169
	American Funds Bond Fund of America	Mutual fund	1,214,395
	American Funds Euro Pacific Growth Fund	Mutual fund	1,741,381
	American Funds Growth Fund of America	Mutual fund	604,273
	American Funds Washington Mutual Investors Fund	Mutual fund	3,278,966
	Delaware Emerging Markets Fund	Mutual fund	191,678
	Evergreen Small Cap Fund	Mutual fund	200,064
	Blackrock Small/Mid Cap Growth Fund	Mutual fund	1,035,142
*	ML Basic Value Fund	Mutual fund	1,950,010
*	ML Fundamental Growth Fund	Mutual fund	1,027,382
*	ML Global Allocation Fund	Mutual fund	157,698
*	ML Value Opportunities Fund	Mutual fund	2,881,675
	PIMCO Total Return	Mutual fund	321,466
	Templeton Foreign Fund	Mutual fund	302,705
*	ML Ret Preservation Trust	Common / Collective Trust	910,931
*	Meridian Bioscience, Inc.	Common stock	32,797
*	Participant Loans	Interest rates ranging from 5.00% to 10.50%, maturing through 2009	284,464

			$16,360,196

*	Indicates party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meridian Bioscience, Inc. Savings and Investment Plan
Date: June 29, 2006	By:	/s/ Melissa Lueke
Melissa Lueke
Vice President Finance, Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Grant Thornton LLP